Exhibit 99.1

UTStarcom Names Tim Ti as New Chief Executive Officer and Announces Changes to its Board of Directors

HONG KONG, January 11, 2016 (GLOBE NEWSWIRE) -- UTStarcom (NASDAQ:UTSI), a global telecommunications infrastructure provider, today named Mr. Tim Ti as the Company’s new Chief Executive Officer (CEO) and announced changes to the board of directors, effective immediately.

Mr. Ti brings more than twenty years of business and management expertise to the Company. He previously served as the CEO of Virtual Gateway Labs, Inc., a subsidiary of UTStarcom. Prior to that, Mr. Ti served various roles at UTStarcom, including Senior Vice-President of Advanced Network Architecture Technologies, Senior Vice-President of Research & Development, and General Manager of the Broadband Business Unit. Before joining UTStarcom, Mr. Ti was the Director of Application & Marketing of Advanced Communication Devices Corporation, which was acquired by UTStarcom in 2001. He received a Master of Science degree in Computer Engineering from Santa Clara University in 1993.

“I am honored to have been given this opportunity to lead UTStarcom at an exciting juncture for the Company. UTStarcom has a talented and proven R&D and business development team that I have been privileged to lead for many years,” said Mr. Ti. “I am confident that together our team can deliver new and exciting products to meet fast and growing demand from our current and future customers.”

The Board has appointed Mr. Guoping Gu as a new director, effective January 11, 2016. Mr. William Wong has resigned from the Board. Mr. Wong has served as the CEO and as a director since August 2012.

Mr. Gu brings more than seventeen years of business and management expertise to UTStarcom's Board of Directors. He currently serves as the Chairman of the Board of Shanghai Phicomm Communication Co., Ltd. On December 4, 2015, Smart Soho, an investment holding company led by Mr. Gu, acquired 5,000,000 ordinary shares of UTStarcom and plans to acquire additional 6,739,932 ordinary shares in the first half of 2016.

“I appreciate the opportunity to serve as a member of the board of directors of UTStarcom,” said Mr. Gu. “The telecom and networking industry is undergoing rapid changes. I am very excited about the promising opportunities in front of us and have full confidence in the future growth of UTStarcom. Phicomm is a R&D oriented high technology company offering software and hardware solutions and products in cloud computing and data communication. I firmly believe the collaboration between UTStarcom and Phicomm will create a win-win situation for both companies.”

“I am very pleased to welcome Mr. Gu to our Board. UTStarcom looks forward to work closely with Phicomm to explore exciting opportunities around the globe,” said Mr. Himanshu Shah, chairman of the Board of UTStarcom. “Furthermore, Tim has demonstrated his leadership in his fourteen year tenure in various senior positions at UTStarcom and we could not be more pleased to appoint an executive of Tim’s experience and caliber to lead UTStarcom through its next stage of growth and achievement. I would also like to take this opportunity to thank William for his contribution to the company. Without his leadership, UTStarcom would not have completed its restructuring and built a solid foundation for future growth.”

The company will host a conference call to discuss the changes to the Company’s leadership. The call will take place at 8:00 a.m. U.S. Eastern Time on Tuesday, January 12, 2016 (9:00 p.m. Hong Kong/Beijing Time). The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-514-2526

Canada: +1-855-842-3490

Hong Kong:+852-5808-3202

China: 4001-200-539

International: + 61-2-8524-5042

The attendee passcode is: 9905255

A replay of the call will be available two hours after the end of the conference call until 11:59p.m.U.S. Eastern Time on January 19, 2016.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +61-2-9641-7900

The replay passcode for accessing the recording is 9905255.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ:UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Tokyo, Japan; San Jose, USA; Hangzhou, China; Delhi and Bangalore, India. For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, Deputy Director, FP&A and IR

Email: fei.wang@utstar.com

Ning Jiang, Investor Relation

Email: njiang@utstar.com

John Evans, Petrus IR

Email: utsi@petrusir.com